

Schneider Electric

08005778

November 7th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press release:
- Organic sales growth of 6.9 % in third quarter 2008 (Annex 1).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Management Board
Philippe BOUGON

11/12

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1.979.202.496 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
N° ident TVA : FR 01 542 048 574

Schneider Electric

Financial information

Organic sales growth of 6.9%
in third-quarter 2008

- **Organic growth in line with expectations**
- **Robust quarter in Europe**
- **Resilient performance in North America**
- **Moderated growth in Asia-Pacific**
- **Continued high growth in the Rest of the World**
- **Strong increase in Building Automation and Critical Power sales**

In the **third quarter**, **sales** reached **€4,652 million**, up **6.9%** on a constant structure and exchange rate basis. The impact of working days on the period is negligible.

Acquisitions contributed a net €97 million, or 2.2% of sales growth. This primarily included Pelco for €91 million but also bolt-on acquisitions, including Wessen and Marisio in Installations Systems & Control for emerging countries and ECP and Ram in solutions and services for oil and gas and OEMs. The divestment of MGE small systems business reduced sales by €46 million. The currency effect was significantly negative at €204 million or -5.0%, primarily due to the dollar's depreciation against the euro on the comparable period.

On a current structure and exchange rate basis, sales rose **4.1%**.

The breakdown of sales by geographical region was as follows:

€ million	**Sales Q3 2008**	**% change Q3 constant**	**Sales Nine-month 2008**	**% change Nine-month constant**
Europe	2,023	+9.1%	6,109	+9.0%
North America	1,301	+1.9%	3,695	+4.3%
Asia-Pacific	879	+6.1%	2,515	+12.7%
Rest of the World	449	+13.7%	1,279	+18.6%
Total	**4,652**	**+6.9%**	**13,598**	**+9.3%**

Jean-Pascal Tricoire, President and CEO, comments: *"Schneider Electric generated solid organic growth in the third quarter. In the current uncertain environment, we believe that our full year 2008 organic growth will be around 8%. We are on track to reach our target of a minimum 15.0% EBITA margin. Looking ahead, we are confident in our strength and ability to steer the company through this changed economic environment. Our near-term focus is clearly to accelerate the optimization of our cost structure and prepare the launch of our new company program for the 2009-2011 period."*

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Financial information (p. 2)

Growth by region

In **Europe**, third quarter sales rose by **9.1%** compared to the same period in 2007. In Western Europe, UK and Spain slowed as expected primarily driven by the residential downturn. Germany and France remained solid. Scandinavia growth came down to single digit due to a slowing trend in the residential and non-residential buildings markets. The Group enjoyed strong growth in data centers, thanks to the strength of this market, but also to its leading technology for quality and energy saving solutions. In most countries, the products business slowed but they benefited from the good momentum in demand for service, project and solutions, notably in Spain and France.

Eastern Europe markets registered another quarter of strong growth close to 20%, notably as Russia and Ukraine continued to deliver robust performance.

In **North America**, organic growth reached **3.4%** excluding customized sensors (**+1.9%** unadjusted), showing good resilience despite the challenging macro economic environment. In terms of end markets, the trend in residential market remained negative. The buildings market as a whole continued to grow but is gradually slowing down as expected. Thanks to its differentiation strategy supported by dedicated offerings and complete solutions, Schneider Electric benefited from good dynamics in healthcare, water and wastewater and oil and gas segments with solid backlog to support growth. The counter-performance (sales down 18%) of the customized sensors business unit in the third quarter was a result of the downturn in the automotive market and strikes at Boeing.

Sales in **Asia Pacific** grew by **6.1%** in the third quarter. China reported high single digit growth and experienced a very unusual quarter, impacted by a combination of factors, notably the Olympics in August and September, a shift in trends in the residential market due to inflation control measures and the OEM market with lower export sales. Growth in the energy and infrastructure segment remained however strong.

South-East Asia suffered from a high base of comparison versus 2007 and political instability in Thailand. The Pacific generated a good level of growth, primarily driven by demand in natural resources segment and for automation professional services.

Growth in **Rest of the World** was **13.7%**. The region as a whole continues to perform well. The product business remains robust growing at close to 20%. Deceleration compared to the first half is attributable mainly to the fluctuations of the projects and solutions business. Backlog accumulation is important and will support fourth-quarter sales. South America continued to grow at a sustained pace, boosted particularly by favourable trends in oil and gas, mining and data centers.

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial information (p. 3)

Growth by business

Electrical Distribution (56% of sales) achieved 6.9% organic growth, driven more particularly by our offerings in medium and low voltage, while the Installation Systems & Control business generated low growth due to the declines seen in many residential end-markets.

Automation and Control (29% of sales) achieved 4.7% organic growth. Excluding Customized Sensors, our growth was 6.7%, driven by our automation solutions for industrial and buildings productivity.

Lastly, our Critical Power activity (15% of sales) continued to post robust organic growth with +11.1%, as trends remained positive in the data centers end-market, driven by the large systems for enterprises and the related services.

€ million	Sales Q3 2008	% change Q3 constant	Sales Nine-month 2008	% change Nine-month constant
Electrical Distribution	2,612	+6.9%	7,591	+9.5%
Automation & Control	1,336	+4.7%	4,036	+7.1%
Critical Power & Cooling	704	+11.1%	1,971	+13.2%
Total	**4,652**	**+6.9%**	**13,598**	**+9.3%**

Recent highlights

Joint-venture agreement with Fuji Electric Holdings

On 28 August, Schneider Electric and Fuji Electric Holdings reached an agreement to establish a Joint Venture (JV) in the field of Electrical Distribution and Industrial Control, following the signing of a memorandum of understanding announced on March 27, 2008. With a workforce of around 3,000 people and revenues of more than ¥70 billion (approximately €450 million), the JV is named Fuji Electric FA Components & Systems Co. Schneider Electric owns a 37% stake, the remainder being held by Fuji Electric Holdings. The operation was closed on 1 October, 2008.

Finalization of Xantrex acquisition

On 29 September, Schneider Electric completed the acquisition of Xantrex, a top three global player in the solar and wind inverter market. With this acquisition, Schneider Electric reinforces its growing leadership position in solutions for renewable energies to better meet market demands and customers' needs in Energy Efficiency. Schneider Electric expects to realize significant synergies, leveraging both companies' strengths with Xantrex's leading technology, products, market knowledge and distribution channels combined with its own global sales, service, supply chain and solutions capabilities.

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial information (p. 4)

Outlook

Schneider Electric now expects its full-year organic growth to be around 8% and is on track to reach its target of a minimum 15.0% EBITA margin.

In 2008, the full-year results will reflect the following factors:

- Sales volume effect will have a favourable impact.
- Selling prices will more than offset higher raw material costs.
- Changes in the business mix will have an unfavourable effect on gross margin.
- The Group will continue to achieve industrial productivity gains.
- The increase in support function resources will be moderate.

Looking ahead, Schneider Electric's near-term focus is clearly to implement the cost reduction plans prepared in the frame of its new company program for the period 2009-2011. This will notably include a far-reaching simplification plan of support functions, expected to generate an annual savings of EUR600m by 2011. Additionally, the Group will continue to tap profitability reservoirs by implementing industrial productivity measures consisting in supply chain simplification, purchasing globalization and further rebalancing of manufacturing. All these plans will support profitability in a less favourable environment.

Schneider Electric's new company program will be presented next January.

****

Fourth-quarter 2008 sales and 2008 full-year results will be presented on February 19, 2009.

****

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Financial information (p. 5)

Appendix – Breakdown by geography

Third-quarter 2008 sales by geographical region were as follows:

€ million	Sales Q3 2008	% change Q3 constant	Changes in scope of consolidation	Currency effect	% change Q3 current
Europe	2,023	+9.1%	-1.1%	-2.4%	+5.6%
North America	1,301	+1.9%	+8.7%	-8.9%	+1.7%
Asia-Pacific	879	+6.1%	-1.9%	-4.5%	-0.3%
Rest of the World	449	+13.7%	+5.9%	-4.6%	+15.0%
Total	**4,652**	**+6.9%**	**+2.2%**	**-5.0%**	**+4.1%**

Nine-month 2008 sales by geographical region were as follows:

€ million	Sales Nine-month 2008	% change Nine-month (constant)	Changes in scope of consolidation	Currency effect	% change Nine-month (current)
Europe	6,109	+9.0%	-0.3%	-2.2%	+6.5%
North America	3,695	+4.3%	+11.1%	-11.8%	+3.6%
Asia-Pacific	2,515	+12.7%	-0.3%	-5.8%	+6.6%
Rest of the World	1,279	+18.6%	+7.9%	-6.1%	+20.4%
Total	**13,598**	**+9.3%**	**+3.6%**	**-6.0%**	**+6.9%**

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial information (p. 6)

Appendix – Breakdown by business

Third-quarter 2008 sales by business were as follows:

€ million	Sales Q3 2008	% change Q3 constant	Changes in scope of consolidation	Currency effect	% change Q3 current
Electrical Distribution	2,612	+6.9%	+1.0%	-5.0%	+2.9%
Automation & Control	1,336	+4.7%	+9.5%	-4.2%	+10.0%
Critical Power & Cooling	704	+11.1%	-6.4%	-6.3%	-1.6%
Total	**4,652**	**+6.9%**	**+2.2%**	**-5.0%**	**+4.1%**

Nine-month 2008 sales by business were as follows:

€ million	Sales Nine-month 2008	% change Nine-month (constant)	Changes in scope of consolidation	Currency effect	% change Nine-month (current)
Electrical Distribution	7,591	+9.5%	+0.8%	-5.8%	+4.5%
Automation & Control	4,036	+7.1%	+9.4%	-5.0%	+11.5%
Critical Power & Cooling	1,971	+13.2%	+3.3%	-9.2%	+7.3%
Total	**13,598**	**+9.3%**	**+3.6%**	**-6.0%**	**+6.9%**

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

END